November 26, 2007

Mr. Hugh West

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Citizens Bancshares Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Forms 10-Q for the Quarterly Period Ended March 31, 2007
Forms 10-Q for the Quarterly Period Ended June 30, 2007
Forms 10-Q for the Quarterly Period Ended September 30, 2007
File No.: 000-14913

Dear Mr. West:

We are responding to the comments received from your office by letter dated November 16, 2007, with respect to the above-referenced periodic reports.  We have responded to each of your comments below.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Note 2 — Adoption of SFAS 159, page 8

Question:

“Confirm to us that you have adopted SFAS 157 for all assets and liabilities that require or permit fair value measurements (i.e. not merely the $10 million advances from the FHLB).”

Response:

Yes, the Company has adopted SFAS 157 for all assets and liabilities that require or permit fair value measurements, and not merely the $10 million advances from the FHLB.  The Company will clarify its adoption of SFAS 157 in future filings of its Forms 10-K and 10-Q.

Question:

“It does not appear that you have provided the minimum required disclosures of SFAS 157 (see paragraph 32 — 35).  Please advise and provide this information to us supplementally through the period ended September 30, 2007.”

Response:

The following table (unaudited — in thousands) provides the supplemental fair value information required by SFAS 157 that was not disclosed in our Form 10-Q for the quarterly period ended September 30, 2007.  On a go forward basis, the Company will present the additional SFAS 157 fair value disclosure information in future filings of its Forms 10-K and 10-Q.

Assets Measured at Fair Value on a Recurring Basis:

Description		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs
	9/30/2007	(Level 1)	(Level 2)	(Level 3)

Investments securities available for sale	$60,442	$—	$60,442	$—

Total	$60,442	$—	$60,442	$—

Assets Measured at Fair Value on a Nonrecurring Basis:

Description		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs	Total Gains
	9/30/2007	(Level 1)	(Level 2)	(Level 3)	(Losses)

Goodwill	$362	$—	$—	$362	$—

Total	$362	$—	$—	$362	$—

Liabilities Measured at Fair Value on a Recurring Basis:

Description		Quoted Prices in Active Markets for Identical ssets	Significant Other Observable Inputs	Unobservable Inputs
	9/30/2007	(Level 1)	(Level 2)	(Level 3)

FHLB Advances	$ 18,184	$ —	$ 18,184	$ —

Total	$ 18,184	$ —	$ 18,184	$ —

Question:

“Considering our comments in the points above, please revise your future filings accordingly”.

Response:

Based on the above comments the Company received regarding its regulatory filings with the SEC, future filings will be revised to provide the additional SFAS 157 fair value disclosure information.

The Citizens Bancshares Corporation, hereby, acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments.  If you have any questions, please call us at (404) 653-2800.

Sincerely,

/s/ James E. Young
Chief Executive Officer
Citizens Bancshares Corporation

/s/ Samuel J. Cox
Chief Financial Officer
Citizens Bancshares Corporation